Exhibit (e)(9)
AMENDED AND RESTATED
EMPLOYMENT AND NONCOMPETITION AGREEMENT
     THIS AMENDED AND RESTATED EMPLOYMENT AND NONCOMPETITION AGREEMENT (the “Agreement”) is made and entered into as of December 30, 2008, by and among Avocent Huntsville Corp., an Alabama corporation (the “Employer”), Avocent Corporation, a Delaware corporation, and Michael J. Borman (the “Employee”).
RECITALS
     WHEREAS, Avocent Corporation and its affiliates, including Employer (collectively referred to in this Agreement as “Avocent”) are engaged in the business of designing, manufacturing, and selling connectivity and centralized management of information technology infrastructure solutions for enterprise data centers, branch offices, and small to medium size businesses worldwide; and
     WHEREAS, Employee, Employer, and Avocent Corporation entered into that certain Employment and Noncompetition Agreement dated July 14, 2008 (the “Original Employment Agreement”); and
     WHEREAS, Employee, Employer, and Avocent Corporation now wish to amend and restate the Original Employment Agreement with this Amended and Restated Employment and Noncompetition Agreement, and Employee is willing to accept employment as Chief Executive Officer of Avocent on the terms and subject to the conditions set forth in this Agreement.
AGREEMENT
     THE PARTIES HERETO AGREE AS FOLLOWS:
     1. POSITION AND BOARD MEMBERSHIP.
          1.1 POSITION. During the term of this Agreement, the Employee shall be employed by Employer and serve as Chief Executive Officer of Avocent. The Employee shall devote such of his business time, energy, and skill to the affairs of Avocent and Employer as shall be necessary to perform the duties of Chief Executive Officer at the headquarters of Avocent Corporation. The Employee shall report to the Board of Directors of Avocent Corporation (the “Board”), and shall have powers, duties, authorities, and responsibilities typically associated with this position in public companies of a similar size and nature and such other powers, duties, authorities, and responsibilities as are assigned and delegated to him by the Board consistent with his position as Chief Executive Officer.
          1.2 BOARD MEMBERSHIP. During the term of this Agreement, the Board will, to the extent consistent with its fiduciary duties, recommend to the stockholders of Avocent Corporation that Employee be elected to serve as a member of the Board without any additional compensation. If Employee’s position as Chief Executive Officers terminates or is terminated under any of the provisions of this Agreement, Employee shall immediately resign as a member of the Board.
     2. DEFINITIONS AND TERM OF EMPLOYMENT.
          2.1 DEFINITIONS. For purposes of this Agreement the following terms shall have the following meanings:
               (a) “ACCRUED OBLIGATIONS” shall mean, collectively as of the date of any termination, all of Employee’s accrued salary, bonus compensation to the extent earned, vested deferred compensation, if any, in accordance with the terms of any applicable deferred compensation plan or arrangement, any benefits under any plans of Employer or Avocent in which the Employee is a participant to the full extent of the Employee’s rights under such plans, and accrued but unused vacation pay.
               (b) “CHANGE IN CONTROL” shall mean, after the date of this Agreement, any one of the following events:
                    (i) Any person (other than Avocent Corporation) or more than one person acting as a group (a “Person”) acquires beneficial ownership of Avocent Corporation’s securities and is or thereby becomes when such ownership is combined with stock held by such Person a beneficial owner of securities entitling such Person to exercise twenty-five percent (25%) or more of the combined voting power of Avocent Corporation’s then outstanding stock. For purposes of this Agreement, “beneficial ownership” shall be determined in accordance with Regulation 13D under the Securities Exchange Act of 1934, or any similar successor regulation or rule; and the term “Person” shall include any natural person, corporation, partnership, trust, or association, or any group or combination thereof, whose ownership of Employer’s or Avocent Corporation’s securities would be required to be reported under such Regulation 13D, or any similar successor regulation or rule.
                    (ii) Within any twenty-four (24) month period, the individuals who were Directors of Avocent Corporation at the beginning of any such period, together with any other Directors first elected as directors of Avocent Corporation pursuant to nominations approved or ratified by at least two-thirds (2/3) of the Directors in office immediately prior to any such election, cease to constitute a majority of the Board of Directors of Avocent Corporation.
                    (iii) The closing of any transaction involving:
                         (1) any consolidation, merger, or other reorganization of Avocent Corporation in which Avocent Corporation is not the continuing or surviving corporation or pursuant to which shares of Avocent Corporation common stock would be converted into cash, securities or other property, other than a merger, consolidation, or other reorganization of Avocent Corporation in which the holders of Avocent Corporation’s common stock immediately prior to the merger or consolidation have substantially the same proportionate ownership and voting control of the surviving corporation immediately after the merger or consolidation; or

                         (2) any sale, lease, exchange, liquidation or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of Avocent Corporation.
     Notwithstanding the foregoing, the term “Change in Control” shall not include a consolidation, merger, or other reorganization if upon consummation of such transaction all of the outstanding voting stock of Avocent Corporation is owned, directly or indirectly, by a holding company, and the holders of Avocent Corporation’s common stock immediately prior to the transaction have substantially the same proportionate ownership and voting control of such holding company after such transaction.
               (c) “CODE” means the Internal Revenue Code of 1986, as amended.
               (d) “CONSTRUCTIVE TERMINATION” shall mean Employee’s voluntary termination of Employee’s employment by reason of (i) a material diminution of Employee’s title, reporting line, powers, duties, authorities, or responsibilities, (ii) a reduction in Employee’s base salary or annual bonus target percentage, or (iii) any other material breach of this Agreement by the Employer or Avocent Corporation; provided, however that termination shall only constitute “Constructive Termination” if Employee gives Employer written notice within ninety (90) days of the occurrence of an event that would constitute Constructive Termination and Employer has failed to cure such event within thirty (30) days of receipt of such written notice and such separation from service occurs during a period not to exceed two (2) years following the initial existence of the reason giving rise to such Constructive Termination.
               (e) “RELEASE” shall mean a release of any claims against Avocent, Employer that is acceptable in form and substance to Avocent Corporation. A Release must be executed and become effective by the sixtieth (60th) day following termination or within the shorter time frame provided by such Release (such deadline, the “Release Deadline”).
               (f) “SECTION 409A” shall mean the Section 409A of the Code and the final regulations and any guidance promulgated thereunder, as each may be amended from time to time.
               (g) “SEVERANCE PAYMENT DATE” shall mean the date specified in Section 4.5 of this Agreement.
               (h) “TERMINATION FOR CAUSE” shall mean termination by the Employer or Avocent Corporation of the Employee’s employment with the Employer by reason of: (i) the Employee’s willful dishonesty towards, fraud upon, or deliberate injury or attempted injury to, the Employer or Avocent which has resulted in material injury to Employer or Avocent; (ii) the Employee’s willful material breach of this Agreement which, if curable, is not cured within thirty (30) days after the Employer or Avocent provides Employee with written notice describing in detail the material breach; or (iii) the Employee’s conviction of or pleading guilty or nolo contendere to any felony or misdemeanor involving, theft, embezzlement, dishonesty, or moral turpitude.

               (i) “TERMINATION OTHER THAN FOR CAUSE” shall mean termination by the Employer or Avocent Corporation of the Employee’s employment with the Employer (other than a Termination for Cause or a termination by reason of Disability or death as described in Sections 2.5 and 2.6) and shall include any Constructive Termination.
               (j) “TERMINATION UPON A CHANGE IN CONTROL” shall mean (i) a termination by the Employee of the Employee’s employment with the Employer or Avocent or Employee’s death within six (6) months following any “Change in Control” or (ii) any termination by the Employer or Avocent Corporation of the Employee’s employment with the Employer or Avocent within eighteen (18) months following any “Change in Control” (other than a termination by reason of Employee’s death as described in Section 2.6 more than six (6) months following any Change in Control, a Termination for Cause as described in Section 2.4, or a termination by reason of Disability as described in Section 2.5).
               (k) “VOLUNTARY TERMINATION” shall mean termination by the Employee of the Employee’s employment with the Employer other than (i) Constructive Termination as described in subsection 2.1(d), (ii) ”Termination Upon a Change in Control” as described in Section 2.1(j), and (iii) termination by reason of the Employee’s Disability or death as described in Sections 2.5 and 2.6.
          2.2 TERM. The term of employment of the Employee by the Employer under this Agreement shall begin on the date of this Agreement, and end when such employment terminates or is terminated under any of the provisions of this Agreement.
          2.3 TERMINATION FOR CAUSE. Termination For Cause may be effected by the Employer or Avocent Corporation at any time during the term of this Agreement and shall be effected by thirty (30) days written notification to the Employee from the Board stating the reason for termination. Upon Termination For Cause, the Employee immediately shall be paid (i) on the last date of employment, all Accrued Obligations to the date of termination except that any deferred compensation plan or arrangement shall be paid at the time(s) and on the terms and conditions specified in any such deferred compensation plan or arrangement and (ii) upon receipt of proper documentation in accordance with Avocent’s standard reimbursement policies, reimbursement of any appropriate business expenses incurred by the Employee in connection with his duties hereunder on or prior to the date of termination of employment. The Employee shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation. Reimbursements will be made as soon as administratively practicable following the approval of the reimbursement in accordance with Company policies, but in no event will taxable reimbursements be made later than the last date permitted by Section 409A such that the reimbursements are not subject to any additional taxation pursuant to Section 409A.
          2.4 TERMINATION OTHER THAN FOR CAUSE. Notwithstanding anything else in this Agreement, the Employer or Avocent Corporation may effect a Termination Other Than For Cause at any time upon giving thirty (30) days’ written notice to the Employee of such termination. Upon any Termination Other Than For Cause, the Employee shall immediately be paid on the last date of employment (i) all Accrued Obligations, all to the date of termination except that any deferred compensation plan or arrangement shall be paid at the time(s) and on the terms and conditions specified in any such deferred compensation plan or arrangement, (ii) upon receipt of proper documentation in accordance with Avocent’s standard reimbursement policies, reimbursement of any appropriate business expenses incurred by the Employee in connection with his duties hereunder on or prior to the date of termination of employment, and (iii) all severance compensation provided in Section 4.2, but no other compensation or reimbursement of any kind. Reimbursements will be made as soon as administratively practicable following the approval of the reimbursement in accordance with Company policies, but in no event will taxable reimbursements be made later than the last date permitted by Section 409A such that the reimbursements are not subject to any additional taxation pursuant to Section 409A.
          2.5 TERMINATION BY REASON OF DISABILITY. If, during the term of this Agreement, the Employee, in the reasonable judgment of the Board is unable to perform the essential functions of his job, with or without accommodation, because of a mental or physical illness, disease or condition (such illness, disease and incapacity referred to as, a “Disability”) and the Employee has not performed the powers, duties, authorities, and responsibilities typically associated with his position in public companies of a similar size and nature, the Employer shall have the right to terminate the Employee’s employment for Disability hereunder by delivery of written notice to the Employee at any time and the Employee shall immediately be paid on the last date of employment (i) all Accrued Obligations, all to the date of termination except that any deferred compensation plan or arrangement shall be paid at the time(s) and on the terms and conditions specified in any such deferred compensation plan or arrangement, (ii) upon receipt of proper documentation in accordance with Avocent’s standard reimbursement policies, reimbursement of any appropriate business expenses incurred by the Employee in connection with his duties hereunder on or prior to the date of termination of employment, and (iii) all severance compensation provided in Section 4.3, but no other compensation or reimbursement of any kind. Reimbursements will be made as soon as administratively practicable following the approval of the reimbursement in accordance with Company policies, but in no event will taxable reimbursements be made later than the last date permitted by Section 409A such that the reimbursements are not subject to any additional taxation pursuant to Section 409A.
          2.6 TERMINATION BY REASON OF DEATH. In the event of the Employee’s death during the term of this Agreement, the Employee’s employment shall be deemed to have terminated as of the date of death and the Employer shall, as soon as administratively practicable, pay to his estate or such beneficiaries as the Employee may from time to time designate (i) all Accrued Obligations, all to the date of termination except that any deferred compensation plan or arrangement shall be paid at the time(s) and on the terms and conditions specified in any such deferred compensation plan or arrangement and (ii) upon receipt of proper documentation in accordance with Avocent’s standard reimbursement policies, reimbursement of any appropriate business expenses incurred by the Employee in connection with his duties hereunder on or prior to the date of termination of employment, but the Employee’s estate and beneficiaries shall not be paid any other compensation or reimbursement of any kind, including without limitation, severance compensation. For the avoidance of doubt, amounts payable under any life insurance policies shall be paid in accordance with their terms. Reimbursements will be made as soon as administratively practicable following the approval of the reimbursement in accordance with Company policies, but in no event will taxable reimbursements be made later than the last date permitted by Section 409A such that the reimbursements are not subject to any additional taxation pursuant to Section 409A.
          2.7 VOLUNTARY TERMINATION. Notwithstanding anything else in this Agreement, the Employee may effect a Voluntary Termination at any time upon giving thirty (30) days written notice to the Employer of such termination. In the event of a Voluntary Termination, the Employer shall immediately pay (i) all Accrued Obligations, all to the date of termination except that any deferred compensation plan or arrangement shall be paid at the time(s) and on the terms and conditions specified in any such deferred compensation plan or arrangement, and (ii) upon receipt of proper documentation in accordance with Avocent’s standard reimbursement policies, reimbursement of any appropriate business expenses incurred by the Employee in connection with Employee’s duties hereunder on or prior to the date of termination of employment, but no other compensation or reimbursement of any kind, including without limitation, severance compensation. Reimbursements will be made as soon as administratively practicable following the approval of the reimbursement in accordance with Company policies, but in no event will taxable reimbursements be made later than the last date permitted by Section 409A such that the reimbursements are not subject to any additional taxation pursuant to Section 409A.
          2.8 TERMINATION UPON A CHANGE IN CONTROL. In the event of a Termination Upon a Change in Control, the Employee shall immediately be paid (i) all Accrued Obligations, all to the date of termination except that any deferred compensation plan or arrangement shall be paid at the time(s) and on the terms and conditions specified in any such deferred compensation plan or arrangement, (ii) upon receipt of proper documentation in accordance with Avocent’s standard reimbursement policies, reimbursement of any appropriate business expenses incurred by the Employee in connection with his duties hereunder on or prior to the date of termination of employment, and (iii) all severance compensation provided in Section 4.1, but no other compensation or reimbursement of any kind. Reimbursements will be made as soon as administratively practicable following the approval of the reimbursement in accordance with Company policies, but in no event will taxable reimbursements be made later than the last date permitted by Section 409A such that the reimbursements are not subject to any additional taxation pursuant to Section 409A.
     3. SALARY, BENEFITS AND BONUS COMPENSATION.
          3.1 BASE SALARY. Effective July 15, 2008 (the “Effective Date”), as payment for the services to be rendered by the Employee as provided in Section 1 and subject to the terms and conditions of Section 2, the Employer agrees to pay to the Employee a “Base Salary” at the rate of Six Hundred Thousand Dollars ($600,000.00) per annum, payable in equal bi-weekly installments in accordance with Employer’s normal payroll practices. The Base Salary for each calendar year (or proration thereof) beginning January 1, 2009 may be increased by the Board upon a recommendation of the Compensation Committee of the Board (the “Compensation Committee”). The Employee’s Base Salary shall be reviewed annually by the Board and the Compensation Committee.
          3.2 BONUSES. The Employee shall be paid a signing bonus of One Hundred Thirty Thousand Dollars ($130,000) with thirty days of the Effective Date of this Agreement. The Employee shall be eligible to earn a bonus for each calendar year (or portion thereof) during the term of this Agreement and any extensions thereof, with the actual amount of any such bonus to be determined in the sole discretion of the Compensation Committee based upon its evaluation of the Employee’s performance during such year, with the annual target for each calendar year being at least one hundred percent (100%) of Base Salary for that year and the annual bonus opportunity for each calendar year being at least one hundred fifty percent (150%) of the Base Salary for that year. Employee must be employed by Avocent on the last day of the fiscal year (or other period determined by the Compensation Committee) to which the bonus relates; provided, however, that in the event of Employee’s death during the term of this Agreement, the estate of Employee shall be paid within thirty (30) days after his death an amount equal to the product of (i) Employee’s target bonus for the year multiplied by (ii) a fraction the numerator of which is the number of days in such year prior to the Employee’s death and the denominator of which is three hundred sixty-five (365). All such bonuses shall be payable during the last month of the fiscal year or within forty-five (45) days after the end of the fiscal year (or other period determined by the Compensation Committee) to which such bonus relates. In no event will any such bonus be paid later than March 15th of the year following the fiscal year in which the bonus is earned. All such bonuses shall be reviewed annually by the Compensation Committee.
          3.3 ADDITIONAL BENEFITS. During the term of this Agreement, the Employee shall be entitled to the following fringe benefits:
               (a) THE EMPLOYEE BENEFITS. The Employee shall be eligible to participate in such of Avocent’s benefits and deferred compensation plans as are now generally available or later made generally available to executive officers of Avocent, including, without limitation, equity plans, Section 401(k) plan, profit sharing plans, deferred compensation plan, annual physical examinations, dental and medical plans, personal catastrophe and disability insurance, retirement plans and supplementary executive retirement plans, if any, in each case in accordance with the terms and provisions of the relevant plan and as such plans, policies, and arrangements may exist from time to time. For purposes of establishing the length of service, under any benefit plans or programs of Avocent, the Employee’s employment with the Employer (or any successor) will be deemed to have commenced on July 15, 2008. Avocent retains the right to modify or terminate any and all benefit plans and programs at any time and for any reason.
               (b) VACATION. During the term of this Agreement, the Employee shall be entitled to twenty-eight (28) days of paid vacation during each calendar year (pro-rated for 2008) in accordance with the Avocent Corporation’s vacation policy, with the timing and duration of specific vacations mutually and reasonably agreed to by the parties hereto.
               (c) REIMBURSEMENT FOR EXPENSES. During the term of this Agreement, the Employer or Avocent Corporation shall reimburse the Employee for reasonable and properly documented out-of-pocket business and/or entertainment expenses incurred by the Employee in connection with his duties under this Agreement in accordance with Avocent’s standard reimbursement policies. Requests for reimbursement must be submitted in accordance with Avocent’s reimbursement policies, as in effect from time to time. Reimbursements will be made as soon as administratively practicable following approval of the reimbursement. To the extent such reimbursements are taxable, they will be paid no later than the last day of Employee’s taxable year immediately following the taxable year in which the expense was incurred.

               (d) RELOCATION. Employer will provide Employee with a relocation package to include housing loan, temporary housing assistance, assistance with the sale of Employee’s current principal residence, and payment of relocation costs as determined by the Board and as provided by a national executive relocation service. Employer will pay Employee an additional payment equal to (i) one hundred percent (100%) of any federal, state, or local taxes actually paid or payable by the Employee in connection with these relocation costs, (ii) plus an additional payment in such amount such that after all taxes incurred in connection with such payment, Employee retains an amount equal to all federal, state, and local taxes actually paid or payable by him in connection with such relocation expenses. Requests for reimbursement must be submitted in accordance with Avocent’s reimbursement policies, as in effect from time to time. Reimbursements will be made as soon as administratively practicable following approval of the reimbursement, but in no event later than December 31, 2008. In the event of a Termination Other Than for Cause or a Termination Upon a Change in Control, Employer will provide Employee with temporary housing expenses for a period of thirty (30) days following any such termination.
               (e) EQUITY AWARDS.
                    (i) Effective on the date Employee commences employment with Employer, Employee shall be granted 125,000 restricted stock units, with 50,000 units scheduled to vest on January 1, 2009, and 25,000 units scheduled to vest on January 1 of each of 2010, 2011, and 2012, in each case subject to the Employee remaining an employee or other service provider of Avocent during that time under the terms and conditions of a Restricted Stock Unit Agreement. In addition, Employee shall be awarded a targeted performance share award of 100,000 performance shares with a maximum award of up to one hundred twenty five percent (125%) of such performance shares, and Employee shall become eligible to vest in such performance shares upon the achievement of the specified targeted levels of Avocent Corporation’s common stock price (as measured on a rolling average basis) on specific dates over a two-year period under the terms and conditions of Employee’s Notice of Grant of Performance Shares and Avocent Corporation’s 2008 performance share program, as shall be determined by the Compensation Committee, subject to the Employee remaining an employee or other service provider of Avocent at the time such performance is achieved. If shares become eligible to vest, such shares shall be scheduled to vest in three equal amounts on January 1 of each of 2010, 2011, and 2012, in each case subject to the Employee remaining an employee or other service provider of Avocent during that time. Each grant of restricted stock units or performance shares shall be subject to the terms and conditions of the equity plan under which it is granted and to an equity award agreement between Avocent Corporation and Employee.
                    (ii) The equity awards described in Section 3.3(e)(i) of this Agreement shall be earned and vest as set forth in Employee’s Restricted Stock Unit Agreement(s) and Notice(s) of Grant of Performance Shares, but upon the termination of Employee’s employment with Employer, any such equity awards and any equity awards as the Compensation Committee in its discretion shall grant to Employee (all such past and future equity awards, the “Equity Awards”) shall be deemed and treated as earned and/or the vesting of such Equity Awards shall be accelerated as to the extent set forth in Section 4 of this Agreement. In the event that (i) there is a “Change of Control” as defined in the Avocent Corporation 2005 Equity Incentive Plan (the “2005 Plan”) or a

“Change of Control” as defined in the Avocent Corporation 2008 Inducement Equity Incentive Plan (the “2008 Plan,” and collectively with the 2005 Plan, the “Stock Plans”) and Employee is employed by Employer or a successor at the time of such Change of Control event, (ii) any of Employee’s then-outstanding Equity Awards constitute “deferred compensation” within the meaning of Section 409A, and (iii) such Equity Awards are accelerated by application of Section 19 of the 2005 Plan or Section 15 of the 2008 Plan (as a result of such awards not being assumed or substituted for), then if such “Change of Control,” event is not also a “change in control” within the meaning of Section 409A, such accelerated awards, though vested, will nonetheless be paid out to Employee on the award’s original vesting schedule, unless (x) Avocent Corporation determines in good faith that an earlier payout would not result in the imposition of additional taxation to Employee under Section 409A or (y) there is a subsequent termination of Employee’s employment in a manner that would otherwise (without application of Section 19 or Section 15 of the applicable Stock Plan) trigger vesting pursuant to Section 4 of this Agreement, in which case the payment of such awards will be made at the time(s) and pursuant to the terms and conditions specified in Section 4 of this Agreement, which shall then become applicable. All Equity Awards that constitute “deferred compensation” within the meaning of Section 409A will otherwise be paid on the later of (i) the end of the calendar year in which such Equity Awards vest, or (ii) two and one-half (2 1/2) months following the vesting of such Equity Awards. Notwithstanding the foregoing, the delay of the payment of such awards pursuant to the prior sentence will cease upon Employee’s death and such payment will be made as soon as practicable after the date of Employee’s death. Avocent and the Employee hereby agree that the provisions of this Section shall supersede any conflicting provisions of the applicable Stock Plan and any equity-based compensation award agreement of the Employee.
                    (iii) Employee shall be eligible to participate in any long-term incentive and equity-based arrangements generally available to senior executives of Employer or Avocent and shall receive such awards as the Compensation Committee in its discretion shall grant to Employee.
               (f) LIFE INSURANCE. For the term of this Agreement and any extensions thereof, the Employer shall at its expense procure and keep in effect term life insurance on the life of the Employee, payable to such beneficiaries as the Employee may from time to time designate, in an aggregate amount equal to two (2) times the Employee’s Base Salary. Such policy shall be owned by the Employee or by any person or entity with an insurable interest in the life of the Employee.
     4. SEVERANCE COMPENSATION.
          4.1 SEVERANCE COMPENSATION IN THE EVENT OF A TERMINATION UPON A CHANGE IN CONTROL. In the event of a Termination Upon a Change in Control, and contingent on Employee’s Release becoming effective by the Release Deadline, the Employee shall be entitled to the severance payments and benefits in this Section 4.1. The Employee shall be paid as severance compensation a lump sum amount equal to two (2) times his annual Base Salary (calculated at the rate payable at the time of such termination) on the Severance Payment Date, and on the Severance Payment Date, the Employee shall also be paid a lump sum amount equal to the average annual bonus earned by the Employee as an employee of Employer and Avocent and its predecessors in the two (2) years immediately preceding the date of termination; provided, however, that in the event the date of termination is prior to the determination of Employee’s annual Bonus for calendar year 2009, Employee shall be paid an amount equal to his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years. The Employee shall also be entitled to have the vesting of any then-outstanding Equity Awards deemed and treated as fully earned and accelerated, and all such shares under any such Equity Awards shall be delivered to Employee on the Severance Payment Date. If Employee timely elects continuation of Employee’s medical, dental and vision coverage under a group health plan of Avocent or Employer pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), within the time period prescribed pursuant to COBRA, Employer shall provide such continuation coverage under such plans for a period of eighteen (18) months from the date of such Termination Upon a Change in Control at no cost to Employee.
          4.2 SEVERANCE COMPENSATION IN THE EVENT OF A TERMINATION OTHER THAN FOR CAUSE. In the event of a Termination Other Than for Cause that does not also constitute a Termination upon a Change in Control, and contingent on Employee’s Release becoming effective by the Release Deadline, the Employee shall be entitled to the severance payments and benefits in this Section 4.2. The Employee shall be paid as severance compensation a lump sum amount equal to two (2) times his annual Base Salary (calculated at the rate payable at the time of such termination) on the Severance Payment Date, and on the Severance Payment Date, the Employee shall also be paid a lump sum amount equal to the average annual bonus earned by the Employee as an employee of Employer and its predecessors in the two (2) years immediately preceding the date of termination; provided, however, that in the event the date of termination is prior to the determination of Employee’s annual Bonus for calendar year 2009, Employee shall be paid an amount equal to his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years. The Employee shall also be entitled to have the vesting of any then-outstanding Equity Awards (including earned but unvested performance shares) deemed and treated as fully earned and accelerated (but unearned performance shares would not be earned or vested), and all such shares under any such Equity Awards shall be delivered to Employee on the Severance Payment Date. If Employee timely elects continuation of Employee’s medical, dental and vision coverage under a group health plan of Avocent or Employer pursuant to COBRA, within the time period prescribed pursuant to COBRA, Employer shall provide such continuation coverage under such plans for a period of eighteen (18) months from the date of such Termination Other than for Cause at no cost to Employee.
          4.3 SEVERANCE COMPENSATION UNDER TERMINATION BY REASON OF DISABILITY. In the event that the Employee is terminated by Employer or Avocent by reason of Disability, and contingent on Employee’s Release becoming effective by the Release Deadline, the Employee shall be entitled to the severance payments and benefits in this Section 4.3. On the Severance Payment Date, the Employee shall be paid as severance compensation a lump sum amount equal to the average annual bonus earned by the Employee as an employee of Employer and Avocent and its affiliates predecessors in the two (2) years immediately preceding the date of termination; provided, however, that in the event the date of termination is prior to the determination of Employee’s annual Bonus for calendar year 2009, Employee shall be paid an amount equal to his targeted bonus for 2009 in lieu of his average annual bonus over the prior two years. If Employee timely elects continuation of Employee’s medical, dental and vision coverage under a group health plan of Avocent or Employer pursuant to COBRA, within the time period prescribed pursuant to COBRA, Employer shall provide such continuation coverage under such plans for a period of eighteen (18) months from the date of such termination by reason on Disability at no cost to Employee.
          4.4 NO SEVERANCE COMPENSATION UNDER OTHER TERMINATION. In the event of a Voluntary Termination, a Termination For Cause, or a Termination by Reason of Death, the Employee or his estate shall not be paid any severance compensation.
          4.5 SEVERANCE PAYMENT DATE AND SECTION 409A COMPLIANCE.
               (a) Except as provided in this Section 4.5, the “Severance Payment Date” shall be the sixtieth (60th) day following Employee’s termination of employment, provided the Release has become effective by the Release Deadline.
               (b) Notwithstanding anything to the contrary in this Agreement, Deferred Compensation Separation Benefits (as defined below) will not become payable under this Agreement, and the Severance Payment Date will not be deemed to have occurred, until Employee has a “separation from service” within the meaning of Section 409A. Further, if (x) Employee is a “specified employee” within the meaning of Section 409A at the time of Employee’s termination of employment (or at the time of a later “separation from service” within the meaning of Section 409A) other than due to Employee’s death, and (y) some or any portion of the severance payments and benefits payable to Employee, if any, pursuant to this Agreement (including, but not limited to, cash severance and the delivery of shares pursuant to restricted stock units and performance shares), when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) that are payable on or within the first six (6) month period following Employee’s termination of employment, then payments and benefits will instead become payable in a lump sum on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee’s termination of employment (or such longer period as is required to avoid the imposition of additional tax under Section 409A), and such date will be the “Severance Payment Date.” All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.
               (c) Notwithstanding anything herein to the contrary, if Employee dies following his termination of employment but prior to the Severance Payment Date, then any payments delayed in accordance with this Section 4.5 will be payable in a lump sum as soon as administratively practicable after the date of Employee’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit.
               (d) Any amount paid under the Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-l(b)(4) of the Treasury Regulations shall not constitute Deferred Compensation Separation Benefits for purposes of Section 4.5(b) above.

               (e) Any amount paid under the Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit shall not constitute Deferred Compensation Separation Benefits for purposes of Section 4.5(b) above. For purposes of this Section 4.5, “Section 409A Limit” shall mean the lesser of two (2) times (A) the Employee’s annualized compensation based upon the annual rate of pay paid to Employee during Employer’s taxable year preceding the Employer’s taxable year of Employee’s termination of employment as determined under Treasury Regulation 1.409A-l(b)(9)(iii)(A)(l) and any Internal Revenue Service guidance issued with respect thereto; or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the Employee’s employment is terminated.
               (f) The foregoing provisions and this Agreement are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits that may be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. Employer and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A.
     5. COVENANT NOT TO COMPETE AND NO SOLICITATION.
          5.1 COVENANT NOT TO COMPETE. During the term of this Agreement, and for a period of twenty-four (24) months immediately following the termination of Employee’s relationship with the Employer, whether he resigns voluntarily or is terminated by the Employer, or Avocent Corporation involuntarily, Employee will not, without the Employer’s or Avocent Corporation’s prior written consent, whether paid or not, directly or indirectly either alone or as a partner, principal, licensor, licensee, affiliate, representative, advisor, promoter, associate, investor, joint venturer, officer, director, employee, consultant, agent, independent contractor or stockholder of any company or business, build, design, finance, acquire, lease, operate manage, control, invest in, work or consult for or otherwise join, participate in or affiliate himself with, any business whose business, products or operations are substantially similar to or in direct competition with any of the business activities of or services provided by Employer or Avocent at such time. Notwithstanding the foregoing, the ownership by the Employee of not more than five percent (5%) of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or on The Nasdaq Stock Market shall not be deemed, in and of itself, to violate the prohibitions of this Section 5. Should Employee obtain other employment during his employment with Employer or within twenty-four (24) months immediately following the termination of his relationship with Employer for any reason, Employee agrees to provide written notification to the Employer of the name and address of his new employer, the position that he expects to hold, and a general description of his duties and responsibilities, at least three (3) business days prior to starting such employment. Notwithstanding the foregoing, Employee is not prohibited from being employed by or otherwise associated with an entity with a business, products or operations substantially similar or in direct competition with any business activities or services provided by Employee or Avocent, so long as (i) such business, products or operations constitute less than five percent of the annual revenues of both such entity and Avocent, and (ii) Employee does not, directly or indirectly, render services or assistance to such business, products or operations.
          5.2 NON-SOLICITATION OF CUSTOMERS. During the term of this Agreement, and for a period of twenty-four (24) months immediately following the termination of Employee’s relationship with the Employer, whether he resigns voluntarily or is terminated by the Employer or Avocent Corporation involuntarily, Employee will not, without the Employer’s or Avocent Corporation’s prior written consent, whether paid or not, directly or indirectly, solicit, take away, or engage in business with any customer that is competitive with or similar to that of the Employer or Avocent. During the same period of time, Employee further agrees not to contact or cause to be contacted any customer for the purposes of conducting business that is competitive or similar to that of the Employer or Avocent or for the purpose of disadvantaging the Employer’s or Avocent’s business in any way. Employee acknowledges and agrees that the Employer’s and Avocent’s customers did not use or inquire of the Employer’s or Avocent’s services solely as a result of his efforts, and that the efforts of the Employer’s and/or Avocent’s personnel and resources are responsible for the Employer’s and Avocent’s relationship with their customers. Employee further acknowledge and agree that the identity of the Employers and Avocent’s customers is not readily ascertainable or discoverable through public sources, and that Employer’s and Avocent’s lists of customers were cultivated with great effort and secured through the expenditure of considerable time and money by the Employer and Avocent.
          5.3 NON-SOLICITATION OF EMPLOYEES AND CONSULTANTS. During the term of this Agreement, and for a period of twenty-four (24) months immediately following the termination of Employee’s relationship with the Employer, whether he resigns voluntarily or is terminated by the Employer or Avocent Corporation involuntarily, Employee will not, without the Employer’s or Avocent Corporation’s prior written consent, whether paid or not, directly or indirectly, hire, solicit or recruit employees or consultants of the Employer or Avocent to leave the Employer or Avocent, contact any employee or consultant of the Employer or Avocent or cause any employee or consultant of the Employer or Avocent to be contacted for the purpose of leaving their employment or consultancy arrangement or providing services for Employee or any other entity, employ any employee or receive services from any consultant who is employed by or providing consulting services for the Employer or Avocent or who has been employed by or provided consulting services for the Employer or Avocent in the prior six month period.
          5.4 ACKNOWLEDGEMENTS. Employee acknowledges that the Employer and Avocent will provide him with their proprietary and confidential information to enable him to optimize the performance of his duties to the Employer, and that he will derive significant value from such disclosures. Employee further acknowledges that his fulfillment of his obligations not to compete and not to solicit contained in Sections 5.1, 5.2, and 5.3 above, are necessary to protect the Employer’s and Avocent’s proprietary and confidential information and, consequently, to preserve the value and goodwill of the Employer and Avocent. Employee also acknowledges that the parameters of his obligations under Section 5.1, 5.2, and 5.3 above are fair and reasonable in all respects, especially in light of the Employer’s and Avocent’s need to protect their proprietary and confidential Information and the international scope and nature of the Employer’s and Avocent’s business, and that he will not be precluded from gainful employment if he is obligated not to compete with the Employer or Avocent or solicit their employees, customers or others during the period described above.
     6. MISCELLANEOUS.
          6.1 PAYMENT OBLIGATIONS. If litigation after a Change in Control shall be brought to enforce or interpret any provision contained herein, the Employer and Avocent Corporation, to the extent permitted by applicable law and the Employer’s and Avocent Corporation’s Articles of Incorporation and Bylaws, each hereby indemnifies the Employee for the Employee’s reasonable attorneys’ fees and disbursements incurred in such litigation.
          6.2 GUARANTEE. Avocent Corporation hereby unconditional and irrevocable guarantees all payment obligations of the Employer under this Agreement, including, without limitation, the Employer’s obligations under Sections 2, 3,4, and 6 hereof.
          6.3 WITHHOLDINGS. All compensation, payments (including severance payments under Section 4), benefits, and the delivery of shares to the Employee under this Agreement shall be reduced by all federal, state, local, and other withholdings and deductions and similar taxes and payments required by applicable law.
          6.4 WAIVER. The waiver of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or other provision hereof.
          6.5 ENTIRE AGREEMENT; MODIFICATIONS. Except as otherwise provided herein, this Agreement represents the entire understanding among the parties with respect to the subject matter hereof, and this Agreement supersedes any and all contemporaneous or prior understandings, agreements (including the Original Employment Agreement), plans and negotiations, whether written or oral with respect to the subject matter hereof, and any understandings, agreements, or obligations respecting any past or future compensation, bonuses, reimbursements or other payments to the Employee from the Employer or Avocent Corporation. All modifications to the Agreement must be in writing and signed by the party against whom enforcement of such modification is sought. With respect to each Equity Award granted prior to the date hereof, the acceleration of vesting and timing of payment requirements provided herein will be deemed to amend and modify the Equity Award agreement relating to such Equity Award; to the extent not amended hereby, such Equity Award agreement will remain in full force and effect. With respect to equity awards granted on or after the date hereof, the acceleration of vesting and timing of payment requirements provided herein will apply to such awards except to the extent otherwise explicitly provided in the applicable equity award agreement, which provision must include a reference to this Agreement.
          6.6 NOTICES. All notices and other communications under this Agreement shall be in writing and shall be given by hand delivery or first class mail, certified or registered with return receipt requested, and shall be deemed to have been duly given upon hand delivery to an officer of the Employer or the Employee, as the case may be, or upon three (3) days after mailing to the respective persons named below:

If to the Employer/Avocent:	Avocent Corporation
4991 Corporate Drive
Huntsville, AL 35805
Attn: Chairman of the Board of Directors

With copy to:
Avocent Corporation
9911 Willows Road NE
Redmond, WA 98052
Attn: General Counsel

If to the Employee:	Michael J. Borman
***************
***************
     Any party may change such party’s address for notices by notice duly given pursuant to this Section 6.6.
          6.7 HEADINGS. The Section headings herein are intended for reference and shall not by themselves determine the construction or interpretation of this Agreement.
          6.8 GOVERNING LAW; VENUE. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama. The Employee, the Employer, and Avocent Corporation each hereby expressly consents to the exclusive venue of the state and federal courts located in the city in which the corporate headquarters of Avocent Corporation are located for any lawsuit arising from or relating to this Agreement.
          6.9 ARBITRATION. Employee, Employer, and Avocent Corporation agree that any and all controversies, claims, or disputes with the Employer or Avocent Corporation or any of their respective employees, officers, directors, stockholders, or benefit plans in their capacity as such or otherwise arising out of, relating to, or resulting from the Employee’s service to the Employer under this Agreement or otherwise or the termination of the Employee’s service with the Employer, including any breach of this Agreement, shall be subject to binding arbitration in Sunrise, Florida, under the arbitration rules set forth by the Judicial Arbitration and Mediation Services (“JAMS”). Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Disputes which the Employee agrees to arbitrate, and thereby agrees to waive any right to a trial by jury, include, to the extent permissible by law, any statutory claims under state or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, claims of harassment, discrimination or wrongful termination and any other statutory, contract, tort and other claims. The arbitrator shall have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss, prior to any arbitration hearing. The arbitrator shall have the power to award any remedies, and shall award attorneys’ fees and costs to the prevailing party unless prohibited by law. Each party shall pay the fees of the arbitrator selected by him and of his own attorneys, and the expenses of his witnesses and all other expenses connected with the presentation of his case. The cost of the arbitration, including the cost of the record or transcripts thereof, if any, administrative fees, and all other fees and costs shall be borne equally by the parties.
          6.10 SEVERABILITY. If a court or other body of competent jurisdiction determines that any provision of this Agreement is excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, and all other provisions of this Agreement shall be deemed valid and enforceable to the extent possible.
          6.11 SURVIVAL OF EMPLOYER’S OBLIGATIONS. The Employer’s and Avocent Corporation’s obligations hereunder shall not be terminated by reason of any liquidation, dissolution, bankruptcy, cessation of business, or similar event relating to the Employer or Avocent Corporation. This Agreement shall not be terminated by any merger or consolidation or other reorganization of the Employer or Avocent Corporation. In the event any such merger, consolidation or reorganization shall be accomplished by transfer of stock or by transfer of assets or otherwise, the provisions of this Agreement shall be binding upon and inure to the benefit of the surviving or resulting corporation or person. This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, successors and assigns of the parties; provided, however, that except as herein expressly provided, this Agreement shall not be assignable either by the Employer (except to an affiliate of the Employer (including Avocent Corporation) in which event the Employer shall remain liable if the affiliate fails to meet any obligations to make payments or provide benefits or otherwise) or by the Employee.
          6.12 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same Agreement.
          6.13 INDEMNIFICATION. In addition to any rights to indemnification to which the Employee is entitled to under the Employer’s or Avocent Corporation’s Articles of Incorporation and Bylaws, the Employer and Avocent Corporation shall indemnify the Employee at all times during and after the term of this Agreement to the maximum extent permitted under the corporation laws of the State of Delaware and any other applicable state law, and shall pay the Employee’s expenses in defending any civil or criminal action, suit, or proceeding in advance of the final disposition of such action, suit, or proceeding, to the maximum extent permitted under such applicable state laws. Employer and/or Avocent Corporation shall provide Employee with reasonable directors’ and officers’ (D&O) insurance coverage consistent with the coverage provided other officers and directors.
          6.14 AT-WILL EMPLOYMENT. The parties agree that Employee’s employment with Employer constitutes “at-will” employment and that such employment may be terminated at any time with or without cause or notice, at the option of either party. However, as described in this Agreement, Employee may be entitled to severance benefits depending upon the circumstances of Employee’s termination of employment. Employee understands and agrees that neither his job performance nor promotions, commendations, bonuses or the like from Avocent give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of his employment with Employer.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AVOCENT HUNTSVILLE CORP.:
By:	/s/ DOYLE C. WEEKS
Its:	President

AVOCENT CORPORATION:
By:	/s/ DOYLE C. WEEKS
Its:	President

EMPLOYEE:
/s/ MICHAEL J. BORMAN
Michael J. Borman